EXECUTED

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JUNE 21, 2002

Telefónica del Perú
(Exact name of Registrant as specified in its charter)

Telefonica of Peru
(Translation of Registrant's name into English)

Avenida Arequipa 1155
Santa Beatriz, Lima, Perú
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA DEL PERÚ

TABLE OF CONTENTS

July, 8th 2002

COMISIÓN NACIONAL SUPERVISORA DE
EMPRESAS Y VALORES - CONASEV
Lima.-

Ladies and Gentlemen:

Pursuant to section 28th of the Securities Market Law and Resolución CONASEV N° 307-95-EF/94.10, Telefónica del Perú notifies you as follows:

The twenty first issue by S/. 50 000 000 of Telefónica del Perú Second Notes Program registered under Resolución CONASEV N° 009-2002-EF/94.11 was 100% executed in the Peruvian market at the following levels:

Series	Issue amount	Issue date	Maturity date
B	S/.10 000 000	07 .08. 2002	01.04.2003
C	S/.13 100 000	07 .08. 2002	04.04.2003
D	S/.26 900 000	07 .08. 2002	07.03.2003
Total	**S/.50 000 000**		

Very truly yours,

Lima, 8 de Julio de 2002

Señores
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (Conasev)
Presente.-

REF. : HECHOS DE IMPORTANCIA

De nuestra consideración :

De conformidad con lo dispuesto por el artículo 28° de la Ley de Mercado de Valores y la Resolución CONASEV N° 307-95-EF/94.10, Telefónica del Perú S.A.A. hace de su conocimiento el siguiente hecho de importancia :

En el Segundo Programa de Papeles Comerciales de Telefónica del Perú – Vigésimo primera Emisión, inscrito en el Registro Público del Mercado de Valores por Resolución Gerencia General de CONASEV N° 009-2002- EF/94.11, se ha adjudicado el 100% del monto inscrito que asciende a S/. 50.000.000,00 de acuerdo al siguiente detalle:

Serie	Monto en S/.	Fecha Emisión	Fecha Vencimiento
B	10 000 000	8 .07. 2002	4.01.2003
C	13 100 000	8 .07. 2002	4.04.2003
D	26 900 000	8 .07. 2002	3.07.2003
Total	**50 000 000**		

Sin otro particular, nos suscribimos de Uds.

Atentamente.

July, 8th 2002

Bolsa de Valores de Lima

Lima.-

Ladies and Gentlemen:

Pursuant to section 28th of the Securities Market Law and Resolución CONASEV N° 307-95-EF/94.10, Telefónica del Perú notifies you as follows:

The twenty first issue by S/. 50 000 000 of Telefónica del Perú Second Notes Program registered under Resolución CONASEV N° 009-2002-EF/94.11 was 100% executed in the Peruvian market at the following levels:

Series	Issue amount	Issue date	Maturity date
B	S/.10 000 000	07 .08. 2002	01.04.2003
C	S/.13 100 000	07 .08. 2002	04.04.2003
D	S/.26 900 000	07 .08. 2002	07.03.2003
Total	**S/.50 000 000**		

Very truly yours,

Lima, 8 de Julio de 2002

Señores
BOLSA DE VALORES DE LIMA
Presente.-

REF. : HECHOS DE IMPORTANCIA

De nuestra consideración :

De conformidad con lo dispuesto por el artículo 28° de la Ley de Mercado de Valores y la Resolución CONASEV N° 307-95-EF/94.10, Telefónica del Perú S.A.A. hace de su conocimiento el siguiente hecho de importancia :

En el Segundo Programa de Papeles Comerciales de Telefónica del Perú – Vigésimo primera Emisión, inscrito en el Registro Público del Mercado de Valores por Resolución Gerencia General de CONASEV N° 009-2002- EF/94.11, se ha adjudicado el 100% del monto inscrito que asciende a S/. 50.000.000,00 de acuerdo al siguiente detalle:

Serie	Monto en S/.	Fecha Emisión	Fecha Vencimiento
B	10 000 000	8 .07. 2002	4.01.2003
C	13 100 000	8 .07. 2002	4.04.2003
D	26 900 000	8 .07. 2002	3.07.2003
Total	**50 000 000**		

Sin otro particular, nos suscribimos de Uds.

Atentamente.

July, 9th 2002

COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES – CONASEV
Lima.-

Ladies and Gentlemen:

Pursuant to section 19th of the Securities Market Law and Resolución CONASEV N° 307-95-EF/94.10, Telefónica del Perú notify you as follows:

The sixth issue of Telefónica del Perú Second Bonds Program registered under Resolución CONASEV N° 055-2001-EF/94.11 was executed in the Peruvian market at the following levels:

Very truly yours,

Telefónica del Perú

Schedule Payment on Sixth Issue of Telefónica del Perú Second Bonds Program

Coupon Bond	Maturity and Payment Date
1	January 9th 2003
2	July 9th, 2003
3	January 9th 2004
4	July 9th 2004

Lima 9 de julio de 2002

Señores
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Lima.-

REF. : HECHOS DE IMPORTANCIA

De nuestra consideración :

De conformidad con lo dispuesto por el artículo 19º de la Ley de Mercado de Valores y la Resolución CONASEV Nº 307-95-EF/94.10, Telefónica del Perú S.A.A. hace de su conocimiento el siguiente hecho de importancia:

En la colocación del Segundo Programa de Bonos Telefónica del Perú - Sexta Emisión, inscrito en el Registro Público del Mercado de Valores mediante Resolución CONASEV Nº 055-2001-EF/94.11, se adjudicó el 8 de julio pasado la suma de S/. 9 485 000,00 (Nueve Millones Cuatrocientos Ochenta y cinco mil Nuevos Soles) con las siguientes características:

Fecha de emisión:	9 de julio de 2002
Tasa de interés nominal:	7.75%
Periodo y pago de intereses:	Semestral
Fecha de redención:	9 de julio de 2004, al vencimiento se cancelará el integro del capital.

Cumplimos en adjuntar a la presente carta el cronograma de pago de la emisión.

Sin otro particular, nos suscribimos de Uds.

Atentamente.

Segundo Programa de Bonos Telefónica del Perú – Sexta Emisión

Cronograma de Pago

Monto emitido: S/. 9 485 000,00
Valor nominal: S/. 5 000,00
Fecha emisión: 9 de julio de 2002

Cupón	Fecha de Vencimiento	Fecha de Pago
1	9/1/03	9/1/03
2	9/7/03	9/7/03
3	9/1/04	9/1/04
4	9/7/04	9/7/04

July, 9th 2002

Bolsa de Valores de Lima

Lima.-

Ladies and Gentlemen:

Pursuant to section 19th of the Securities Market Law and Resolución CONASEV N° 307-95-EF/94.10, Telefónica del Perú notify you as follows:

The sixth issue of Telefónica del Perú Second Bonds Program registered under Resolución CONASEV N° 055-2001-EF/94.11 was executed in the Peruvian market at the following levels:

Securities:	S/. 9 485 000,00 (Nine million four hundred eighty five thousands Nuevos Soles)
Issue Date:	July 9, 2002
Interest:	7.75% per annum payable semiannually, on each July 9 and January 9 (each a payment date).
Maturity Date:	July 9, 2004
Schedule Payment:	First coupon: January 9th 2003; Second coupon: July 9TH 2003 Third coupon: January 9th 2004; and Fourth coupon: July 9th 2004.

Very truly yours,

Telefónica del Perú

Lima 9 de julio de 2002

Señores
BOLSA DE VALORES DE LIMA
Lima.-

REF. : HECHOS DE IMPORTANCIA

De nuestra consideración :

De conformidad con lo dispuesto por el artículo 19° de la Ley de Mercado de Valores y la Resolución CONASEV N° 307-95-EF/94.10, Telefónica del Perú S.A.A. hace de su conocimiento el siguiente hecho de importancia:

En la colocación del Segundo Programa de Bonos Telefónica del Perú - Sexta Emisión, inscrito en el Registro Público del Mercado de Valores mediante Resolución CONASEV N° 055-2001-EF/94.11, se adjudicó el 8 de julio pasado la suma de S/. 9 485 000,00 (Nueve Millones Cuatrocientos Ochenta y cinco mil Nuevos Soles) con las siguientes características:

Fecha de emisión:	9 de julio de 2002
Tasa de interés nominal:	7.75%
Periodo y pago de intereses:	Semestral
Fecha de redención:	9 de julio de 2004, al vencimiento se cancelará el integro del capital.

Cumplimos en adjuntar a la presente carta el cronograma de pago de la emisión.

Sin otro particular, nos suscribimos de Uds.

Atentamente.

GGR-135-A-2002-07-19

July 18, 2002

On July 17, the Union of Telefónica del Perú S.A.A started an undefined strike, even though the Labor Ministry declared it contrary to law.

Although this situation will not affect considerably the operations of the company, we consider it important to inform you.

GGR-135-A- -2002
Lima, 18 de julio de 2002

Señores
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hecho de Importancia

De nuestra consideración:

Por medio de la presente comunicación, nos dirigimos a ustedes en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 307-95-EF/94.10, para hacer de su conocimiento que el Sindicato Unitario de Trabajadores de Telefónica del Perú y la Federación de Trabajadores de Telefónica del Perú han iniciado con fecha 17 de julio pasado una huelga indefinida, sin perjuicio de que el Ministerio de Trabajo haya declarado tal convocatoria improcedente.

Si bien dicha paralización de labores no es susceptible de afectar la capacidad de la empresa en forma significativa, hacemos de su conocimiento el inicio de la misma para los fines del caso.

Sin otro particular, quedamos de ustedes.

Atentamente,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Dated: July 23, 2002

By: ______________________
Name: Víctor Carlos Schwartzmann
Title: Secretary